EXHIBIT 8.1

LIST OF SUBSIDIARIES

1.	Greatest Elite Limited
2.	Giant Glory Investments Limited
3.	Mindray (UK) Limited
4.	Mindray USA Corp.
5.	Shenzhen Mindray Bio-Medical Electronics Co., Ltd.
6.	Beijing Shen Mindray Medical Electronics Technology Research Institute Company Limited
7.	Mindray Global Limited
8.	Mindray Medical USA Corp.
9.	Mindray Research and Development Limited